SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June, 2021
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Publicly-held company

CNPJ No 43.776.517/0001-80

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company”), in compliance with provisions of Rule No. 358 issued by the Brazilian Securities and Exchange Commission (“CVM”), dated as of January 3, 2002, as amended, hereby informs its shareholders and the market in general that, the Board of Directors, at a meeting held today, elected Mr. Osvaldo Garcia to hold the position of Chief Financial Officer and Investor Relations Officer as of July 1, 2021.

Mr. Osvaldo Garcia holds a bachelor’s degree in Civil Engineering from Faculdade de Engenharia of Universidade Federal de Juiz de Fora. He has been Chairman of the Board of Directors of Metrô São Paulo since 2019. He was Chief Executive Officer of Caixa Participações S/A (from September, 2016 to January, 2019), Advisor to the CEO in Caixa Econômica Federal for strategic affairs (from June, 2016 to September, 2016), Nacional Secretary for Water Infrastructure at Ministry of National Integration (from January, 2015 to May, 2016). National Secretary for Environmental Sanitation of the Ministry of Cities (from June, 2012 to January, 2015). Vice President of Housing at the São Paulo Association of Public Works Entrepreneurs – APEOP (from December, 2007 to May, 2012). Technical Director, Construction Coordinator and Production Engineer at Múltipla Engenharia Ltda (from January, 1988 to May, 2012). He participated in several study groups, commissions and representations, including: Member of the Board of Directors of Banco Pan (2018 to 2019), Caixa Imóveis (2017-2019), Caixa Participações S/A (2016 to 2019) , Titular Board Member of the Hydrographic Basins Committee of the Piracicaba, Capivari and Jundiaí Rivers (2015-2016), President of the Management Committee of Interáguas Program (2014-2016), Representative of SNSA/MCidades in the World Water Council (2012-2014) and Titular Board Member of National Water Resources Council (2015-2016) and of the Cities Council (2012-2014).

São Paulo, June 24, 2021.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: June 24, 2021

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.